EXHIBIT 99.1

NXT ENERGY SOLUTIONS’ SFD AWARDED BEST EXPLORATION TECHNOLOGY

AT THE 2024 GULF ENERGY INFORMATION EXCELLENCE AWARDS

CALGARY, AB, October 11, 2024 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) is pleased to announce that it has been awarded the “Best Exploration Technology” at the 2024 Gulf Energy Information Excellence Awards, on October 9, 2024 in Houston. The awards spotlight the energy industry’s leading innovations and thought leaders whose innovations today are enabling operators to find, produce, transport and process hydrocarbons more safely, economically, efficiently and sustainably.

Bruce G. Wilcox, CEO of NXT, stated “We are thrilled that NXT Energy Solutions and our Stress Field Detection (SFD®) exploration technology has been recognized at the coveted Gulf Energy Information Excellence Awards. It is a testament to the hard work and perseverance of our exceptional team. We are particularly gratified that we won over the competition of two formidable competing finalists: SLB (formerly known as Schlumberger), and Aramco Americas, two gigantic players in oil services. There were 29 winners in a total of approximately 500 nominees which puts us in a 94th percentile.”

The Gulf Energy Information Excellence Awards – a combination of the respected World Oil Awards, Hydrocarbon Processing Awards, Petroleum Economist Awards and Pipeline & Gas Journal Awards – recognize and celebrate cutting-edge technological developments and exceptional leadership in the energy industry.

For more information on the Gulf Energy Information Excellence Awards, please click the link: https://www.worldoil.com/

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

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Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	mbaker@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

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